“Advancing Uranium”

NEWS RELEASE

Crosshair Begins Expansion Drilling of High Grade Gold Zone at Golden Promise

Dated: June 25, 2007

   AMEX: CXZ, TSX-V: CXX

Crosshair Exploration and Mining Corp. (AMEX: CXZ, TSX-V: CXX) is pleased to announce that a 3,750 meter summer diamond drilling program has commenced on the Golden Promise Project located 35 kilometers west of Grand Falls – Windsor in central Newfoundland.  The Golden Promise Project is host to the Jaclyn Zone, a gold mineralized composite vein system defined over a strike length of 750 meters and to a depth of 225 meters, which remains open for expansion.  The current program is aimed at further testing this zone and further expanding it along strike and to depth.

Jaclyn Main Zone Drilling

A total of 2,945 meters of drilling in 19 holes are planned for the Jaclyn Main Zone. The drilling is designed to:

-   expand the higher grade portion of the zone identified in previous drill programs, and

-   firm up resources in the near surface portion of the vein to allow incorporation into a 43-101 resource estimate planned for release later in 2007.

The expansion holes in this drill program will follow up on positive results from the previous drill program, which intersected some of the highest grades at depth thus far, including:

GP06-65:   20.65 g/t gold over 1.60 metres, including 55.03 g/t gold over 0.60 metres;

GP06-66:   11.90 g/t gold over 1.05 metres, including 21.87 g/t gold over 0.55 metres.

The drilling will also test the eastern portion of the Main Zone at vertical depths of 300 meters, where mineralization, including the higher grade core, remains open.  Additional drilling will be proposed once the current program has been completed and all results interpreted.

Jaclyn North Zone Drilling

A total of 805 meters are planned in 4 holes at Jaclyn North to follow up on earlier drilling, which returned several high grade intercepts, including 14.01 g/t gold over 0.35 meters.  The Jaclyn North zone, which lies 250 meters north of the Main Zone, is a parallel vein system that strongly resembles the Main Zone, and which has only been tested along strike for 150 meters.  The drill program is designed to expand the known limits of mineralization both to depth and along strike to the east and west.

Maps have been posted on the company website:

http://www.crosshairexploration.com/s/GoldenPromise.asp

Other Work

A trenching program is also planned to further expose a mineralized gabbro unit discovered in the southeastern portion of the property where prospectors collected grab samples assaying up to 10 g/t Au from an area measuring 50 meters by 50 meters.  The showing has the potential to host bulk minable open pit style gold mineralization.

The Golden Promise Project is a joint venture between the Company and Paragon Minerals Corporation.   The Golden Promise Project work is being carried out by David Mullen, consulting geologist to Paragon and supervised by Qualified Person David Copeland, M.Sc., P.Geo., Exploration Manager for Paragon.  Mr. Copeland has verified that the results presented above have been accurately summarized from the official assay certificates.

Spin-Out

This is the final work program on Golden Promise before Crosshair begins to take formal steps to spin out its Golden Promise, South Golden Promise and Victoria Lake properties into a new public company by way of shareholder dividend. It is currently management’s intention to call a special meeting of shareholders in early 2008 to obtain shareholder approval to the proposed transaction, which will also be subject to regulatory approval.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador - Canada’s most promising emerging uranium district. The 750 sq km Central Mineral Belt Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled, shear zone and unconformity types of mineralization. In addition, through option agreements with Paragon Minerals Corporation, Crosshair has secured a position in one of the most prospective massive sulphide districts in Canada as well as a promising high grade gold project at South Golden Promise and Golden Promise.

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J Morabito"

President and CEO

Crosshair Exploration & Mining Corp. – Vancouver

T: 604-681-8030

F: 604-681-8039

E: greg@crosshairexploration.com: or dan@crosshairexploration.com

www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

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